Exhibit 99.1
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
BLUEGREEN CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	December 31,
	2008	2009
ASSETS
Cash and cash equivalents (including restricted cash of $21,214 and $23,908 at December 31, 2008 and 2009, respectively)	$81,775	$94,399
Contracts receivable, net	7,452	4,826
Notes receivable (net of allowance of $52,029 and $46,826 at December 31, 2008 and 2009, respectively)	340,644	309,307
Prepaid expenses	9,801	7,884
Other assets	27,488	35,054
Inventory	503,269	515,917
Retained interests in notes receivable sold	113,577	78,313
Property and equipment, net	109,501	85,565

Total assets	$1,193,507	$1,131,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$24,900	$14,846
Accrued liabilities and other	52,283	51,083
Deferred income	29,854	14,883
Deferred income taxes	91,802	87,797
Receivable-backed notes payable	249,117	242,828
Lines-of-credit and notes payable	222,739	185,781
Junior subordinated debentures	110,827	110,827

Total liabilities	781,522	708,045

Commitments and contingencies (Note 12)

Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 90,000 and 140,000 shares authorized; 33,996 and 34,099 shares issued at December 31, 2008 and 2009, respectively	339	341
Additional paid-in capital	182,654	187,006
Treasury stock, 2,756 common shares at both December 31, 2008 and 2009, at cost	(12,885)	(12,885)
Accumulated other comprehensive income (loss), net of income taxes	3,173	(608)
Retained earnings	209,186	212,376

Total Bluegreen Corporation shareholders’ equity	382,467	386,230
Non-controlling interest	29,518	36,990

Total shareholders’ equity	411,985	423,220

Total liabilities and shareholders’ equity	$1,193,507	$1,131,265

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Revenues:
Gross sales of real estate	$605,250	$542,632	$250,573
Estimated uncollectible VOI notes receivable	(65,242)	(75,847)	(31,205)
Gains on sales of VOI notes receivable	39,372	8,245	—

Sales of real estate	579,380	475,030	219,368

Other resort and communities operations revenue	59,707	62,000	57,199
Fee-based sales commission revenue	—	—	20,057
Interest income	44,703	57,831	69,337

	683,790	594,861	365,961

Costs and expenses:
Cost of real estate sales	178,731	130,267	91,892
Cost of other resort and communities operations	42,459	40,917	37,970
Selling, general and administrative expenses	377,552	369,700	189,630
Interest expense	24,272	20,888	36,132
Other expense, net	1,743	1,637	1,810
Restructuring charges	—	15,617	—
Goodwill impairment charge	—	8,502	—

	624,757	587,528	357,434

Income before non-controlling interest, provision (benefit) for income taxes and discontinued operations	59,033	7,333	8,527
Provision (benefit) for income taxes	19,177	753	(2,640)

Income from continuing operations	39,856	6,580	11,167

Discontinued operations:
Operations of sold properties, net of tax	(209)	(1)	(440)
Loss on disposal of properties, net of tax	—	—	(6,827)

Loss from discontinued operations	(209)	(1)	(7,267)

Net income	39,647	6,579	3,900
Less: Net income attributable to non-controlling interest	7,721	7,095	7,472

Net income (loss) attributable to Bluegreen Corporation	$31,926	$(516)	$(3,572)

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share — Basic:
Earnings (loss) per share from continuing operations attributable to Bluegreen shareholders	$1.04	$(0.02)	$0.12
Loss per share for discontinued operations	(0.01)	—	(0.23)

Earnings (loss) per share attributable to Bluegreen shareholders	$1.03	$(0.02)	$(0.11)

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share —Diluted:
Earnings (loss) per share from continuing operations attributable to Bluegreen shareholders	$1.03	$(0.02)	$0.12
Loss per share for discontinued operations	(0.01)	—	(0.23)

Earnings (loss) per share attributable to Bluegreen shareholders	$1.02	$(0.02)	$(0.11)

Weighted average number of common shares:
Basic	30,975	31,241	31,088

Diluted	31,292	31,241	31,100

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands)

			Equity Attributable to Bluegreen Shareholders
							Accumulated
Common						Treasury	Other Comprehensive	Equity Attributable
Shares			Common	Additional	Retained	Stock, at	Income (Loss), net	to Non-Controlling
Outstanding		Total	Stock	Paid-in-Capital	Earnings	Cost	of Income Taxes	Interests
33,603	Balance at Dec. 31, 2006	$367,725	$336	$175,164	$177,776	$(12,885)	$12,632	14,702
—	Net income	39,647	—	—	31,926	—	—	7,721
—	Other comprehensive loss	(2,824)	—	—	—	—	(2,824)	—
—	Stock compensation	2,052	—	2,052	—	—	—	—
140	Shares issued upon exercise of stock options	559	1	558	—	—	—	—
214	Vesting of restricted stock	372	2	370	—	—	—	—

33,957	Balance at Dec. 31, 2007	407,531	339	178,144	209,702	$(12,885)	9,808	22,423

—	Net income (loss)	6,579	—	—	(516)	—	—	7,095
—	Other comprehensive loss	(6,635)	—	—	—	—	(6,635)	—
—	Stock compensation	4,378	—	4,378	—	—	—	—
39	Shares issued upon exercise of stock options	132	—	132	—	—	—	—

33,996	Balance at Dec. 31, 2008	411,985	339	182,654	209,186	(12,885)	3,173	29,518

—	Net income (loss)	3,900	—	—	(3,572)	—	—	7,472
—	Other comprehensive income	405	—	—	—	—	405	—
—	Stock compensation	4,404	—	4,404	—	—	—	—
103	Vesting of restricted stock	2	2	—	—	—	—	—
—	Stock issuance costs	(52)	—	(52)	—	—	—	—
—	Cumulative effect — (See Note 4)	2,576	—	—	6,762	—	(4,186)	—

34,099	Balance at Dec. 31, 2009	$423,220	$341	$187,006	$212,376	$(12,885)	$(608)	$36,990

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Operating activities:
Net income	$39,647	$6,579	$3,900
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Communities inventory impairment	—	5,204	13,159
Non-cash stock compensation expense	2,422	4,378	4,406
Depreciation and amortization	17,669	15,084	15,579
Gain on sales of notes receivable	(39,372)	(8,245)	—
Loss on disposal of property and equipment	688	5,140	173
Loss on sales of golf courses	—	—	10,544
Provision for loan losses	65,419	76,079	31,641
Provision (benefit) for deferred income taxes	12,468	(2,804)	(3,409)
Interest accretion on retained interests in notes receivable sold	(15,157)	(17,729)	(19,186)
Proceeds from sales of notes receivable	229,067	55,705	—
Goodwill impairment	—	8,502	—
Changes in operating assets and liabilities:
Contracts receivable	3,324	13,080	2,626
Notes receivable	(305,972)	(313,661)	(21,332)
Prepaid expenses and other assets	(473)	3,898	(5,080)
Inventory	(59,322)	(53,470)	6,178
Accounts payable, accrued liabilities and other	28,471	(26,407)	(21,930)

Net cash (used in) provided by operating activities	(21,121)	(228,667)	17,269

Investing activities:
Cash received from retained interests in notes receivable sold	35,949	44,884	43,741
Business acquisitions	—	(6,105)	—
Investments in statutory business trusts	(619)	—	—
Purchases of property and equipment	(15,855)	(22,883)	(7,521)
Proceeds from sales of property and equipment	2	58	13
Proceeds from sales of golf courses, net	—	—	9,414

Net cash provided by investing activities	19,477	15,954	45,647

Financing activities:
Proceeds from borrowings collateralized by notes receivable	151,973	287,478	81,683
Payments on borrowings collateralized by notes receivable	(120,145)	(94,964)	(90,180)
Proceeds from borrowings under line-of-credit facilities and notes payable	147,835	105,832	11,861
Payments under line-of-credit facilities and notes payable	(123,320)	(90,907)	(48,944)
Payments on 10.50% senior secured notes	—	(55,000)	—
Proceeds from issuance of junior subordinated debentures	20,619	—	—
Payments of debt issuance costs	(2,052)	(3,056)	(4,660)
Stock issuance cost	—	—	(52)
Proceeds from exercise of employee and director stock options	559	132	—

Net cash provided (used in) by financing activities	75,469	149,515	(50,292)

Net increase (decrease) in cash and cash equivalents	73,825	(63,198)	12,624
Cash and cash equivalents at beginning of period	71,148	144,973	81,775

Cash and cash equivalents at end of period	144,973	81,775	94,399
Restricted cash and cash equivalents at end of period	(19,460)	(21,214)	(23,908)

Unrestricted cash and cash equivalents at end of period	$125,513	$60,561	$70,491

See accompanying notes to consolidated financial statements

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Supplemental schedule of non-cash operating, investing and financing activities:
Inventory acquired through financing	$26,425	$10,132	$—

Property and equipment acquired through financing	$1,188	$4,639	$—

Retained interests in notes receivable sold	$36,222	$9,624	$(11,078)

Net change in unrealized gains and losses in retained interests in notes receivable sold	$(4,554)	$(10,391)	$369

Supplemental schedule of operating cash flow information:
Interest paid, net of amounts capitalized	$24,407	$21,813	$36,372

Income taxes paid	$9,823	$5,390	$2,475

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Significant Accounting Policies
Organization
We provide Colorful Places to Live and Play® through our resorts and residential communities businesses. Our resorts business (“Bluegreen Resorts”) markets, sells and manages real estate-based vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of others typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Members in the Bluegreen Vacation Club may stay in any of the 54 participating resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays.
Our residential communities business (“Bluegreen Communities”) acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers who seek to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities.
Our other resort and communities operations revenues consist primarily of resort property and homeowners’ association management services, resort title services, resort amenity operations, non-cash sales incentives provided to buyers of VOIs, realty operations and daily-fee golf course operations. We also generate significant interest income by providing financing to individual purchasers of VOIs.
Principles of Consolidation
Our consolidated financial statements include the accounts of all of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. The only non-wholly owned subsidiary that we consolidate is Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), as we hold a 51% equity interest in the Bluegreen/Big Cedar Joint Venture, have an active role as the day-to-day manager of the Bluegreen/Big Cedar Joint Venture’s activities, and have majority voting control of the Bluegreen/Big Cedar Joint Venture’s management committee. We do not consolidate our statutory business trusts formed to issue trust preferred securities as these entities are each variable interest entities in which we are not the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) ASC 810-10. The statutory business trusts are accounted for under the equity method of accounting. We have eliminated all significant intercompany balances and transactions.
Basis of Presentation
On December 30, 2009, we sold four of our golf courses located in North Carolina and Virginia for an aggregate purchase price of approximately $9.4 million. The related golf operations and the 2009 pre-tax loss of $10.5 million recognized upon disposal have been presented as discontinued operations in the Consolidated Statements of Operations for the years ended December 31, 2007, 2008, and 2009.
Use of Estimates
United States generally accepted accounting principles (“GAAP”) require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
We invest cash in excess of our immediate operating requirements in short-term time deposits and money market instruments generally with original maturities at the date of purchase of three months or less. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Canada and Aruba. Our policy is designed to limit exposure to any one institution. However, a significant portion of our unrestricted cash is maintained with a single bank and, accordingly, we are subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining our deposits are performed to evaluate and mitigate, if necessary, credit risk.
Restricted cash consists primarily of customer deposits held in escrow accounts.
Revenue Recognition and Contracts Receivable
In accordance with the requirements of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) ASC 970 (for homesite sales) and under the timeshare accounting rules, we recognize revenue on VOI and homesite sales when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. We believe that we use a reasonably reliable methodology to estimate the collectibility of the receivables representing the remainder of the sales price of real estate sold. See further discussion of our policies regarding the estimation of credit losses on our notes receivable below. Should our estimates regarding the collectibility of our receivables change adversely, we may have to defer the recognition of sales and our results of operations could be negatively impacted. Under the provisions of timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of our VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale. If after considering the value of the incentive the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type, or value of sales incentives that we provide to buyers of our VOIs may result in additional VOI sales being deferred, in which case our results of operations may be materially adversely impacted.
In cases where all development has not been completed, we recognize revenue in accordance with the percentage-of-completion method of accounting. Should our estimates of the total anticipated cost of completing one of our Bluegreen Resorts’ or Bluegreen Communities’ projects increase, we may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which may materially and adversely impact our results of operations.
Contracts receivable consists of: (1) amounts receivable from customers on recent sales of VOIs pending recording of the customers’ notes receivable in our loan servicing system; (2) receivables related to unclosed homesite sales; and (3) receivables from third-party escrow agents on recently closed homesite sales. Contracts receivable are stated net of a reserve for loan losses of $0.2 million and $0.6 million at December 31, 2008 and 2009, respectively.
Under timeshare accounting rules, rental operations, including accommodations provided through the use of our Sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenue are charged to expense as incurred. Conversely, incremental revenue in excess of incremental carrying costs is recorded as a reduction to VOI inventory. Incremental carrying costs include costs that have been incurred by us during the holding period of the unsold VOIs, such as developer subsidies and maintenance fees. During the years ended December 31, 2009 and 2008, all of our rental revenue and Sampler revenue earned was recorded as an off-set to cost of other resort and communities operations as such amounts were less than the incremental carrying cost.
In addition to sales of real estate, we also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized as:

Resort title fees	Escrow amounts are released and title documents are completed.

Resort Management and service fees	Management services are rendered.

Activity	Revenue is recognized as:

Fee-based sales commissions	Sales of third party VOIs are completed.

Rental and Sampler program	Guests complete stays at the resorts. Rental and Sampler program proceeds are classified as a reduction to “Cost of other resort and communities operations”.

Realty commissions	Sales of third-party-owned real estate are completed.

Golf course and ski hill daily fees	Services are provided.
Our cost of other resort and communities operations consists of the costs associated with the various revenues described above as well as developer subsidies and maintenance fees on our unsold VOIs.
Notes Receivable
Our notes receivable are carried at amortized cost less an allowance for bad debts. Interest income is suspended and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2008 and 2009, $5.8 million and $15.5 million, respectively, of our notes receivable were more than three months contractually past due and, hence, were not accruing interest income. Our notes receivable are generally charged off as uncollectible when they have become approximately 120 days past due.
We estimate uncollectibles for VOI notes receivable in accordance with timeshare accounting rules. Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable over the applicable historical period. We use a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes. We also consider whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards. Additionally, under timeshare accounting rules, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. We review our reserve for loan losses on at least a quarterly basis. We estimate credit losses on our notes receivable portfolios generated in connection with the sale of homesites in accordance with the accounting rules for contingencies, as our notes receivable portfolios consist of large groups of smaller-balance, homogeneous loans. Under these accounting rules, the amount of loss is reduced by the estimated value of the defaulted inventory to be recovered.
Retained Interest in Notes Receivable Sold
When we sell our notes receivable either pursuant to our vacation ownership receivables purchase facilities (more fully described in Note 3) or through term securitizations, we evaluate whether or not such transfers should be accounted for as a sale pursuant to the accounting rules under ASC 860 for the transfers and servicing of financial assets and extinguishments of liabilities. The evaluation of sale treatment under ASC 860 involves legal assessments of the transactions, which include determining whether the transferred assets have been isolated from us (i.e., put presumptively beyond our reach and the reach of our creditors, even in bankruptcy or other receivership), determining whether each transferee has the right to pledge or exchange the assets it received, and ensuring that we do not maintain effective control over the transferred assets through an agreement that either: (1) entitles and obligates us to repurchase or redeem the assets before their maturity; or (2) provides us with the ability to unilaterally cause the holder to return the assets (other than through a cleanup call).
In connection with such transactions, we retain subordinated tranches and rights to excess interest spread which are retained interests in the notes receivable sold. We also continue to service the notes for a fee. Historically, we have structured the majority of such transactions to be accounted for as “off-balance sheet” sales. Gain or loss on the sale of the receivables depends in part on the allocation of the previous carrying amount of the financial assets involved in the transfer between the assets sold and the retained interests based on their relative fair value at the date of transfer.
We consider our retained interests in notes receivable sold as available-for-sale investments and, accordingly, carry them at fair value. Unrealized gains or losses on our retained interests in notes receivable sold are included in our shareholders’ equity as accumulated other comprehensive income, net of income taxes. The portion of other-than-temporary declines in fair value that represent credit losses are charged to operations.
We measure the fair value of the retained interests in the notes receivable sold initially and on a quarterly basis based on the present value of estimated future expected cash flows using our best estimates of the key assumptions — prepayment rates, loss severity rates, default rates and discount rates commensurate with the risks involved. Interest on the retained interests in notes receivable sold is accreted using the effective yield method.
Inventory
Our inventory consists of completed VOIs, VOIs under construction, land held for future vacation ownership development and residential land acquired or developed for sale. We carry our completed inventory at the lower of i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes plus other costs incurred during construction, or ii) estimated fair value, less cost to dispose. VOI inventory and cost of sales is accounted for under the provisions of timeshare accounting rules, which defines a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage—the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable. Also, pursuant to timeshare accounting rules, we do not relieve inventory for VOI cost of sales related to anticipated credit losses (accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable). For Communities real estate projects, costs are allocated to individual homesites in the Communities projects based on the relative estimated sales value of each homesite in accordance with ASC 970, which defines the accounting for costs of real estate projects. Under this method, the allocated cost of a unit is relieved from inventory and recognized as cost of sales upon recognition of the related sale. Homesites reacquired upon default of the related receivable are considered held for sale and are recorded at fair value less costs to sell.
During 2008 and 2009, we recorded charges totaling $5.2 million and $13.2 million, respectively, to reduce our carrying value of certain completed inventory in our residential communities’ property (see Note 5 for further discussion). We also periodically evaluate the recovery of the carrying amount of our incomplete or undeveloped resort and residential communities’ properties under the guidelines of ASC 360, which provides guidance relating to the accounting for the impairment or disposal of long-lived assets.
Deferred Financing Costs
Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized to interest expense over the terms of the related financing arrangements. We recognized amortization of deferred financing costs for the years ended December 31, 2007, 2008, and 2009 of approximately $3.2 million, $1.8 million, and $3.9 million, respectively.
Property and Equipment
Our property and equipment acquired is recorded at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements. Depreciation expense includes the amortization of assets recorded under capital leases.
Impairment of Long-Lived Assets
We evaluate the recovery of the carrying amounts of our long-lived assets under the guidelines of ASC 360. We review the carrying amounts of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized equal to the estimated fair value of the asset less its carrying value and any costs of disposition.
Goodwill

Our goodwill related to various business acquisitions made by the Resort Division during and prior to 2008. We account for our goodwill under the provisions of ASC 350. This statement requires that goodwill deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis. In 2008, we recorded $4.2 million of goodwill related to business acquisitions for Bluegreen Resorts, increasing total goodwill to $8.5 million. During the year ended December 31, 2008, we completed the required annual impairment testing of the goodwill recorded in our Bluegreen Resorts reporting unit. As a result of our annual impairment testing of goodwill as of December 31, 2008, we determined that the fair value of our Bluegreen Resorts reporting unit, based on our overall market capitalization, could not support the book value of goodwill. Accordingly, we wrote-off the balance of our goodwill and recorded a charge of $8.5 million for the year ended December 31, 2008.
Treasury Stock
We account for repurchases of our common stock, if any, using the cost method with common stock in treasury classified in our consolidated balance sheets as a reduction of shareholders’ equity.
Income Taxes
Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and in a different period’s income tax return. The tax effects of such differences are reported as deferred income taxes. Valuation allowances are recorded for periods in which realization of deferred tax assets does not meet a more likely than not standard. See Note 13 for additional information on income taxes.
Advertising Expense
We expense advertising costs, which include marketing costs, as incurred. Advertising expense for the years ended December 31, 2007, 2008, and 2009, was $130.5 million, $126.6 million and $39.0 million, respectively. Advertising expense is included in selling, general and administrative expenses in our consolidated statements of operations.
Stock-Based Compensation
We account for stock-based compensation using the fair value method of expense recognition. We utilize the Black-Scholes option pricing model for calculating the fair value of each option granted. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value of the estimate, and therefore, the existing valuation models do not provide a precise measure of the fair value of our employee stock options.
The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	During the year ended December 31,
	2007	2008	2009
Risk free investment rate	4.9%	3.1%	2.4%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of expected market price	45.8%	49.4%	84.2%
Expected term	5.0 years	5.5 years	5.0 years
The Company uses historical data to estimate option exercise behavior and employee termination. The risk-free investment rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses the historical volatility of its common stock to estimate the volatility factor of expected market price.
We recognize stock-based compensation expense on a straight-line basis over the service or vesting period of the instrument. Total compensation costs related to stock-based compensation charged against income during the year ended December 31, 2009 was $4.4 million. Total stock-based compensation recorded in 2009 consists of $2.2 million related to stock options and $2.2 million related to restricted stock. Total stock-based compensation recorded in 2008 of $4.4 million consists of $2.5 million related to stock options and $1.9 million related to restricted stock. Total compensation costs related to stock-based compensation charged against income during the year ended December 31, 2007 was $2.4 million, which consists of $2.0 million related to the expense of existing and newly granted stock options and $0.4 million related to existing and newly granted restricted stock. At the grant date, the Company estimates the number of shares expected to vest and subsequently adjusts compensation costs for the estimated rate of forfeitures at the option grant date and on an annual basis. The Company uses historical data to estimate option exercise behavior and employee termination in determining the estimated forfeiture rate.
Earnings (Loss) Per Common Share
We compute basic earnings per common share by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per common share, but also gives effect to all dilutive stock options and unvested restricted stock using the treasury stock method.
During the years ended December 31, 2007 and 2008, a total of 140,313 and 38,500, respectively, common shares were issued as a result of stock option exercises. No stock options were exercised in 2009. There were approximately 1.3 million, 2.7 million, and 2.7 million stock options not included in diluted earnings per common share during the years ended December 31, 2007, 2008, and 2009, respectively, as the effect would be anti-dilutive.
The following table sets forth our computation of basic and diluted earnings (loss) per common share (in thousands, except per share data):

	Year Ended December 31,
	2007	2008	2009
Basic and diluted earnings per common share — numerator:
Income from continuing operations	$39,856	$6,580	$11,167
Net income attributable to non-controlling interests	7,721	7,095	7,472

Income (loss) from continuing operations attributable to Bluegreen Corporation	$32,135	$(515)	$3,695

Denominator:
Denominator for basic earnings per common share-weighted-average shares	30,975	31,241	31,088
Effect of dilutive securities:
Stock options and unvested restricted stock	317	—	12

Denominator for diluted earnings (loss) per common share-adjusted weighted-average shares and assumed conversions	31,292	31,241	31,100

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share — Basic:	$1.04	$(0.02)	$0.12

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share — Diluted:	$1.03	$(0.02)	$0.12
Comprehensive Income (Loss)
Comprehensive income (loss) represents the change in shareholders’ equity from transactions and other events and circumstances arising from non-shareholder sources. Our comprehensive income (loss) includes net income (loss) and the change in net unrealized gains or losses on our retained interests in notes receivable sold, which are held as available-for-sale investments. Comprehensive income (loss) is shown as a subtotal within our consolidated statements of shareholders’ equity for each period presented.
Business Combinations

During 2008, we purchased real estate and operations at two resorts, The Royal Suites at Atlantic Palace in Atlantic City, New Jersey, and Club La Pension in New Orleans, Louisiana. Each of these acquisitions constituted the purchase of a business under ASC 805, which contains the accounting rules for business combinations. The combined purchase price of these acquisitions was $21.8 million, which was allocated as follows: VOI inventory of $9.9 million, property and equipment of $7.7 million, and goodwill of $4.2 million. These acquisitions, individually and in the aggregate, were immaterial to our operations. The goodwill generated from these acquisitions was subsequently charged to operations as impairment in 2008.
Recently Adopted Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an Amendment of Accounting Research Bulletin (“ARB”) No. 51 (“SFAS No. 160”). This statement, which we adopted on January 1, 2009, establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interests is included in consolidated net income on the face of the income statement. This statement clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to Bluegreen Corporation when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on our financial statements.
In April 2009, we adopted FASB Staff Position FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FAS 107-1”). The related guidance under the new Accounting Standards Codification for this recently adopted accounting pronouncement is ASC 825. ASC 825 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also required those disclosures in summarized information in interim reporting periods.
In April 2009, we adopted FASB Staff Position FAS 115-2, FAS 124-2, and Emerging Issue Task Force (“EITF”) 99-20-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FAS 115-2”). The related guidance under the new Accounting Standards Codification for this recently adopted accounting pronouncement is ASC 325. ASC 325 amends the other-than-temporary impairment guidance in U.S. GAAP for certain securities, including retained interest in securities classified as available-for-sale investments, and also expands the required disclosure of other-than-temporary impairments on such securities in the financial statements and notes thereto. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The impact of this new standard is disclosed in Note 4 below.
In April 2009, we adopted FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (“FAS 157-4”). The related guidance under the new Accounting Standards Codification for this recently adopted accounting pronouncement is ASC 320. ASC 320 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The adoption of this pronouncement did not have a material impact on our financial statements.
During the second quarter of 2009, we adopted SFAS No. 165, Subsequent Events (“SFAS No. 165”). The relative guidance under the new Accounting Standards Codification for this recently adopted accounting pronouncement is ASC 855, as amended by ASU 2010-09. ASC 855 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

The statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. This statement also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this pronouncement did not affect our results of operations or financial condition, but did require additional disclosure in our financial statements.
Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (which has subsequently been renamed ASC 860), which became effective for us on January 1, 2010. FASB ASC 860 requires the disclosure of more information about transfers of financial assets, including securitization transactions and transactions where companies have continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a qualifying special-purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures. See discussion of SFAS No. 167, below, for the anticipated impact on Bluegreen of the adoption of SFAS No. 166.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (which has subsequently been renamed ASC 810), which became effective for us on January 1, 2010. ASC 810 addresses the effects of eliminating the qualified special purpose entity (“QSPE”) concept and responds to concerns about the application of certain key provisions of previous accounting rules, including concerns over the transparency of an enterprise’s involvement with variable interest entities (“VIEs”). As a result of the adoption of this pronouncement on January 1, 2010, we expect that we will in the future be required to consolidate our QSPEs described in Note 4 to our consolidated financial statements. Accordingly, we expect to record a one-time non-cash after-tax adjustment to shareholders’ equity in the first quarter of 2010 of approximately $35.0 million to $55.0 million as a cumulative effect of a change in accounting principle. The cumulative effect will consist primarily of the reversal of previously recognized sales of notes receivable, the recognition of the related non-recourse receivable-backed notes payable, the elimination of retained interest in notes receivable sold, and adjustments to inventory and deferred income taxes payable as a result of these changes. We anticipate that our adoption of these standards will have the following impacts on our balance sheet: (1) assets will increase by approximately $335.0 million to $345.0 million; (2) liabilities will increase by approximately $380.0 million to $390.0 million; and (3) shareholders’ equity will decrease by approximately $35.0 million to $55.0 million.
2. Notes Receivable
The table below sets forth additional information relative to our notes receivable (in thousands).

	As of December 31,
	2008	2009
Notes receivable secured by VOIs	$388,014	$351,232
Notes receivable secured by homesites	4,659	4,901

Notes receivable, gross	392,673	356,133
Allowance for loan losses	(52,029)	(46,826)

Notes receivable, net	$340,644	$309,307

The weighted-average interest rate on our notes receivable was 13.8%, 14.4%, and 14.8% at December 31, 2007, 2008, and 2009, respectively. All of our VOI loans bear interest at fixed rates. The weighted-average interest rate charged on loans secured by VOIs was 13.9%, 14.4%, and 14.9% at December 31, 2007, 2008, and 2009, respectively. Approximately 84% of our notes receivable secured by homesites bear interest at variable rates, while the balance bears interest at fixed rates. The weighted-average interest rate charged on loans secured by homesites was 12.1%, 10.1%, and 8.8% at December 31, 2007, 2008, and 2009, respectively.
Our VOI loans are generally secured by property located in Florida, Louisiana, Nevada, New Jersey, Michigan, Missouri, Nevada, Pennsylvania, South Carolina, Tennessee, Virginia, Wisconsin, and Aruba. The majority of Bluegreen Communities notes receivable are secured by homesites in Georgia, Texas, and Virginia.

The table below sets forth the activity in our allowance for uncollectible notes receivable for 2008 and 2009 (in thousands):

	Year Ended
	December 31,
	2008	2009
Balance, beginning of year	$17,458	$52,029
Provision for loan losses	76,079	31,641
Less: Allowance on sold receivables	(10,964)	—
Less: Write-offs of uncollectible receivables	(30,544)	(36,844)

Balance, end of year	$52,029	$46,826

Installments due on our notes receivable during each of the five years subsequent to December 31, 2008 and 2009, and thereafter are set forth below (in thousands):

	2008	2009
Due in 1 year	$58,989	$44,969
Due in 2 years	23,988	26,793
Due in 3 years	27,537	30,447
Due in 4 years	31,473	34,416
Due in 5 years	35,712	38,374
Thereafter	214,974	181,134

Total	$392,673	$356,133

The following table summarizes our allowance for loan losses by division as of December 31, 2008 and 2009 (dollars in thousands):

	Bluegreen	Bluegreen
	Resorts	Communities	Total
December 31, 2008:
Notes receivable	$388,014	$4,659	$392,673
Allowance for loan losses	(51,785)	(244)	(52,029)

Notes receivable, net	$336,229	$4,415	$340,644

Allowance as a % of gross notes receivable	13%	5%	13%

December 31, 2009:
Notes receivable	$351,232	$4,901	$356,133
Allowance for loan losses	(46,302)	(524)	(46,826)

Notes receivable, net	$304,930	$4,377	$309,307

Allowance as a % of gross notes receivable	13%	11%	13%

3. Sales of Notes Receivable
Sales of VOI notes receivable through qualified special purpose finance entities during the years ended December 31, 2007 and 2008, were as follows (in millions):
Year Ended December 31, 2007

	Aggregate
	Principal			Initial Fair
	Balance of			Value of
	Notes	Purchase	Gain	Retained
Facility	Receivable	Price	Recognized	Interest
2006-A GE Purchase Facility	$66.9	$60.2	$10.6	$8.3
2007 Term Securitization	200.0	168.9	28.8	36.3

Total	$266.9	$229.1	$39.4	$44.6

Year Ended December 31, 2008

Aggregate
	Principal			Initial Fair
	Balance of			Value of
	Notes	Purchase	Gain	Retained
Facility	Receivable	Price	Recognized	Interest
2008 Term Securitization	$68.6	$60.0	$8.2	$11.7

In connection with these transactions, we retained subordinated tranches and rights to excess interest spread and account for these assets and interest as retained interests. The following assumptions were used to measure the initial fair value of our retained interest in notes receivable sold for each of the periods listed above:

	For the year ended
	December 31,
	2007	2008
Prepayment rates	29% - 11%	31% - 17%
Loss severity rates	38% - 72%	38%
Default rates	12% - 1%	7.2% - 1.0%
Discount rates	9% - 12.6%	13.4%
The assumptions take into account our intended actions relating to our right to either acquire or substitute for defaulted loans, pursuant to the terms of each transaction.
We did not sell any of our notes receivable in 2009.
See Note 4 “Retained Interest in Notes Receivable Sold” below for further discussion of our retained interest.

4. Retained Interests in Notes Receivable Sold
Our retained interests in notes receivable sold, which are classified as available-for-sale investments, and their associated unrealized gain (loss) are set forth below (in thousands):

		Gross
	Amortized	Unrealized
As of December 31, 2008:	Cost	Gain (Loss)	Fair Value
2002 Term Securitization	$7,505	$—	$7,505
2004 Term Securitization	8,508	1,037	9,545
2004 GE Purchase Facility	3,380	78	3,458
2005 Term Securitization	16,267	—	16,267
2006 GE Purchase Facility	16,177	(1,687)	14,490
2006 Term Securitization	13,730	670	14,400
2007 Term Securitization	31,145	5,029	36,174
2008 Term Securitization	11,437	301	11,738

Total	$108,149	$5,428	$113,577

		Gross
	Amortized	Unrealized
As of December 31, 2009:	Cost	Gain (Loss)	Fair Value
2004 Term Securitization	$7,731	$391	$8,122
2004 GE Purchase Facility (1)	3,864	(598)	3,266
2005 Term Securitization	11,852	834	12,686
2006 GE Purchase Facility (2)	15,408	(2,328)	13,080
2006 Term Securitization	10,107	573	10,680
2007 Term Securitization (1)	20,220	(211)	20,009
2008 Term Securitization	10,098	372	10,470

Total	$79,280	$(967)	$78,313

(1)	This security has been in a continuous unrealized loss position for less than 12 months.

(2)	This security has been in a continuous unrealized loss position for more than 12 months.
The following assumptions (which are classified as Level 3 inputs under ASC 820) were used to measure the fair value of the above retained interests as of December 31, 2008 and 2009:

	As of December 31,
	2008	2009
Prepayment rates	23% - 4%	20% - 3%
Loss severity rates	3% - 38%	18% - 38%
Default rates	12% - 0%	7% - 0%
Discount rates	19.5%	24.5%
These assumptions take into account our intended actions, which can change from time to time, relating to our right to either repurchase or substitute for defaulted loans, pursuant to the terms of each transaction.
The net unrealized gain (loss) on our retained interests in notes receivable sold, which is presented as a separate component of our shareholders’ equity net of income taxes, was a gain of approximately $3.2 million and a loss of approximately $0.6 million as of December 31, 2008 and 2009, respectively. Our maximum exposure to loss as a result of our involvement with our qualified special purpose finance subsidiaries described below is the value of our retained interest.
During the years ended December 31, 2007, 2008, and 2009, we recorded charges for other-than-temporary decreases in the fair value of certain of our retained interest in notes receivable sold totaling approximately $2.4 million, $5.0 million, and $1.1 million, respectively. The decrease in the fair value of our retained interest in notes receivable sold, primarily resulted from an increase in the discount rates applied to estimated future cash flows on our retained interests to reflect current interest rates in the securitization market and unfavorable changes in the amount and timing of estimated future cash flows. These charges have been netted against interest income on our consolidated statements of operations.
In May 2009, we, in our capacity as servicer of the 2002 Term Securitization, exercised our servicer option, which caused the full redemption of all classes of notes issued under the 2002 Term Securitization. As a result of this exercise and the ultimate redemption, we exchanged cash of approximately $4.2 million and the retained interest in the 2002 Term Securitization for notes receivable and VOI inventory with an estimated fair value totaling approximately $17.9 million.
On April 1, 2009, we adopted the provisions of FASB ASC 325-40 (previously FAS 115-2), which amended existing requirements for measuring and disclosing other-than-temporary impairment of debt securities and retained interests in securities classified as available-for-sale investments. Among other changes, if a holder has the positive intent and ability to hold a security to maturity, the other-than-temporary impairment recognized in earnings should be equal to the amount representing credit loss, with any remaining loss being unrealized and included as a component of equity. Since we have the positive intent and ability to hold all of our retained interests in notes receivable sold through maturity, upon the adoption of FASB ASC 325-40, we recorded additional unrealized losses of $6.8 million in accumulated other comprehensive income related to other-than-temporary impairments previously recognized in earnings through a cumulative-effect adjustment to our retained earnings.
We measure credit loss based upon the performance indicators of the underlying assets of the retained interest in notes receivable sold. As of December 31, 2009, the aggregate amount of unrealized losses in accumulated other comprehensive loss was $3.1 million.
The following table is a rollforward for the year ended December 31, 2009 of the amount of other comprehensive loss on our retained interest in notes receivable sold related to credit losses for which a portion of such losses was recognized in earnings (in thousands):

Balance at April 1, 2009 of the amount related to credit losses for which a portion of an other-than-temporary impairment was recognized in other comprehensive income	$—

Additions for the amount related to the credit losses for which an other-than-temporary impairment was not previously recognized	1,777

Reductions for other-than-temporary impairment realized in earnings, net of tax	(311)

Balance at December 31, 2009 of the amount related to credit losses for which a portion of an other-than-temporary impairment was recognized in other comprehensive income	$1,466

The contractual maturities of our retained interest in notes receivable sold as of December 31, 2009, based on the final maturity dates of the underlying notes receivable, are as follows:

	Amortized
	Cost	Fair Value
After one year but within five	$7,731	$8,122
After five years but within ten	71,549	70,191

Total	$79,280	$78,313

The following table shows the hypothetical fair value of our retained interests in notes receivable sold based on a 10% and a 20% adverse change in each of the assumptions used to measure the fair value of those retained interests (dollars in thousands):

Hypothetical Fair Value at December 31, 2009
	Prepayment Rate		Loss Severity Rate		Default Rate		Discount Rate
Adverse Change Percentage	10%	20%	10%	20%	10%	20%	10%	20%
2004 Term Securitization	$8,086	$8,050	$8,074	$8,025	$8,098	$8,073	$7,851	$7,596
2004 GE Purchase Facility	3,249	3,233	3,259	3,252	3,258	3,250	3,130	3,005
2005 Term Securitization	12,661	12,637	12,347	12,009	12,107	11,535	12,080	11,522
2006 GE Purchase Facility	13,041	13,002	12,862	12,644	12,794	12,512	12,499	11,968
2006 Term Securitization	10,642	10,605	10,404	10,129	10,192	9,712	10,167	9,700
2007 Term Securitization	20,008	20,008	19,498	18,987	19,103	18,211	19,026	18,132
2008 Term Securitization	10,465	10,461	10,302	10,135	10,250	10,034	10,137	9,833
The table below summarizes certain cash flows received from and (paid to) our qualifying special purpose finance subsidiaries (in thousands):

	For the Year Ended December 31,
	2007	2008	2009
Proceeds from sales of notes receivables	$229,067	$55,705	$—
Collections on previously sold notes receivables	(173,448)	(175,551)	(136,685)
Servicing fees received	8,697	9,436	7,612

Purchases of defaulted receivables	(3,420)	(3,547)	(920)
Resales of foreclosed assets	(44,786)	(50,314)	(14,802)
Remarketing fees received	25,858	29,581	8,187
Cash received on retained interests in notes receivable sold	35,949	44,884	43,741
Cash paid to fund required reserve accounts	(10,044)	(8,288)	(1,148)
Purchases of upgraded accounts	(28,251)	(47,045)	(516)
In addition to the cash paid for the purchase of defaulted receivables included in the above table, we also acquire defaulted receivables from our qualifying special purpose finance subsidiaries in exchange for unencumbered receivables (a process known as substitution). During the years ended December 31, 2008 and 2009, we acquired notes receivable totaling $32.2 million and $66.5 million, respectively, through substitutions. Although we are not obligated to repurchase or substitute for defaulted notes receivable from our qualifying special purpose finance subsidiaries, we may do so from time to time. The VOIs securing the defaulted receivables received by us in this manner are typically recovered and put back in VOI inventory and resold in the normal course of business.
Quantitative information about the portfolios of VOI notes receivable previously sold without recourse in which we hold the above retained interests is as follows (in thousands):

	As of December 31, 2009
	Total	Principal
	Outstanding	Amount
	Principal	of Sold Loans	Balance Owed
	Amount of	60 or More	to Note
	Sold Loans	Days Past Due	Holders
2004 Term Securitization	$28,552	$869	$26,765
2004 GE Purchase Facility	13,870	400	12,072
2005 Term Securitization	81,261	2,389	74,822
2006 GE Purchase Facility	69,003	2,353	61,433
2006 Term Securitization	71,450	2,502	66,206
2007 Term Securitization	137,645	4,251	123,935
2008 Term Securitization	51,810	1,530	46,136

Total	$453,591		$411,369

5. Inventory
Our inventory holdings, summarized by division, are set forth below (in thousands):

	As of December 31,
	2008	2009
Bluegreen Resorts	$342,779	$370,470
Bluegreen Communities	160,490	145,447

	$503,269	$515,917

Bluegreen Resorts inventory as of December 31, 2008 consisted of $42.3 million of real estate for future development, $87.9 million of construction-in-progress and $212.6 million of completed VOI units. Bluegreen Resorts inventory as of December 31, 2009 consisted of $91.9 million of real estate for future development, $8.2 million of construction-in-progress and $270.4 million of completed VOI units.
As a result of our decreased sales volume and its impact of extending the anticipated sell-out period of certain of our projects, we recorded a charge to cost of real estate sales of approximately $5.2 million and $13.2 million during the years ended December 31, 2008 and 2009, respectively, to write-down the inventory balances of certain of our completed Communities properties to their estimated fair value. We calculated the estimated fair value of these impaired properties based on our analysis of their estimated future cash flows (Level 3 input), discounted at rates commensurate with the risk inherent in the property.
Interest capitalized to inventory during the years ended December 31, 2007, 2008, and 2009 totaled $15.5 million, $12.8 million and $1.6 million, respectively. The interest expense reflected in our consolidated statements of operations is net of capitalized interest.
6. Property and Equipment
     Our property and equipment consisted of (dollars in thousands):

		As of December 31,
	Useful Life	2008	2009
Office equipment, furniture and fixtures	3-14 years	$62,572	$60,657
Golf course land, land improvements, buildings and equipment	5-39 years	33,346	7,591
Land, buildings and building improvements	3-31 years	67,359	70,323
Leasehold improvements	2-14 years	12,650	11,952
Transportation and equipment	3-5 years	2,334	1,999

		178,261	152,522
Accumulated depreciation and amortization of leasehold improvements		(68,760)	(66,957)

Total		$109,501	$85,565

7. Receivable-Backed Notes Payable
     The table below sets forth the balances of our receivable-backed notes payable facilities (in thousands):

	As of
	December 31, 2008			December 31, 2009
			Balance of			Balance of
			Pledged/			Pledged/
	Debt	Interest	Secured	Debt	Interest	Secured
	Balance	Rate	Receivables	Balance	Rate	Receivables
BB&T Purchase Facility (nonrecourse)	$139,057	2.19%	$167,538	$131,302	5.75%	$166,562
Liberty Bank Facility	43,505	5.75%	48,603	59,055	5.75%	68,175
GE Bluegreen/Big Cedar Receivables Facility	33,725	2.19%	39,681	32,834	1.98%	35,935
The Wells Fargo Facility	24,096	4.00%	26,117	14,409	4.00%	15,926
GMAC Receivables Facility	7,698	4.44%	8,737	5,228	4.23%	6,331
Textron Facility	1,036	6.00%	1,194	—	—	—

	$249,117		$291,870	$242,828		$292,929

BB&T Purchase Facility. On June 30, 2009, we amended and restated an existing timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”) (the “BB&T Purchase Facility”), extending the revolving advance period under the facility to June 29, 2010. Should a “takeout financing” (as defined in the applicable facility agreements) occur prior to June 29, 2010, the facility limit will either remain at the current facility limit of $150.0 million or decrease to $100.0 million, under certain circumstances. The BB&T Purchase Facility provides for the sale of our timeshare receivables at an advance rate of 67.5% of the principal balance up to a cumulative purchase price of $150.0 million on a revolving basis, subject to the terms of the facility, eligible collateral and customary terms and conditions. While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as a financing transaction for financial accounting purposes. Accordingly, the receivables will continue to be reflected as assets and the associated obligations will be reflected as liabilities on our balance sheet. The BB&T Purchase Facility is nonrecourse and was not guaranteed by us.
The existing outstanding balance as of June 30, 2009 initially remained at its then current advance rate of 82.4%; however, we will equally share with BB&T in the excess cash flows generated by the receivables sold (excess meaning after customary payments of fees, interest and principal under the facility) until the advance rate on the existing receivables reduces to 67.5% as the outstanding balance amortizes. As of December 31, 2009, the outstanding balance of the BB&T Purchase Facility reflected an advance of 80.7% on the receivables transferred to BB&T under the facility. The interest rate on the BB&T Purchase Facility is the prime rate plus 2.5%.
During 2009, we pledged $31.9 million of VOI notes receivable to this facility and received cash proceeds of $24.5 million. We also made repayments of $32.2 million on the facility during 2009.
Liberty Bank Facility. During August 2008, we entered into a $75.0 million revolving timeshare receivables hypothecation facility with a syndicate of lenders led by Liberty Bank and assembled by Wellington Financial. The facility provides for a 90% advance on eligible receivables pledged under the facility during a two-year period ending on August 27, 2010, subject to customary terms and conditions. Amounts borrowed under the facility and interest incurred will be repaid as cash is collected on the pledged receivables, with the remaining balance, if any, due on August 27, 2014. The facility bears interest at a rate equal to the one-month LIBOR plus 2.5%, subject to a floor of 5.75%. As the Liberty Bank facility is revolving, availability under the facility increases up to the $75.0 million facility limit as cash is received on the VOI notes receivable collateralized under the facility and Liberty Bank is repaid through the expiration of the advance period, pursuant to the terms of the facility.

During 2009, we pledged $33.5 million of VOI notes receivable to this facility and received cash proceeds of $30.9 million. We also made repayments of $15.3 million under the facility during 2009.
In 2010, we pledged $6.8 million of VOI notes receivable to Liberty and received cash proceeds of $6.1 million. Subsequent to this borrowing, and based on subsequent repayments, we had $13.8 million in availability under this facility.
The GE Bluegreen/Big Cedar Receivables Facility. In April 2007, the Bluegreen/Big Cedar Joint Venture entered into a $45.0 million revolving VOI receivables credit facility with GE (the “GE Bluegreen/Big Cedar Receivables Facility”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with the GE Bluegreen/Big Cedar Receivables Facility. The advance period under this facility expired on April 16, 2009, and all outstanding borrowings mature no later than April 16, 2016. The facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The facility includes affirmative, negative and financial covenants and events of default. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under the facility bears interest adjusted monthly at a rate equal to the 30 day LIBOR rate plus 1.75%.
During 2009, we pledged $6.0 million of VOI notes receivable as collateral for this facility and received cash proceeds of $5.8 million. In addition, during the first quarter of 2009, we received approximately $4.7 million which represented an additional borrowing to up to the 97% borrowing base, without pledging any additional VOI receivables. During 2009, we repaid $11.4 million on this facility.
The Wells Fargo Facility. We have a credit facility with Wells Fargo Foothill, LLC (“Wells Fargo”). Historically, we have primarily used this facility for borrowings collateralized by the pledge of certain VOI receivables which typically have been our one-year term receivables. The borrowing period for advances on eligible receivables expired on December 31, 2009, and the maturity date of all borrowings is December 31, 2010. The advance rate ranges from 85% to 90% of certain VOI receivables. Borrowings under this facility are subject to eligible collateral and customary terms and conditions. The interest rate charged on outstanding receivable borrowings under the facility, as amended, is the prime lending rate plus 0.25% when the average monthly outstanding loan balance under certain sub-lines is greater than or equal to $15.0 million. If the average monthly outstanding loan balance under certain sub-lines is less than $15.0 million, the interest rate is the greater of 4.00% or the prime lending rate plus 0.50%. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility.
During 2009, we pledged $18.5 million of notes receivable to this facility and received cash proceeds of $16.6 million. We also made repayments of $27.4 million during 2009.
8. Lines-of-Credit and Notes Payable
We have outstanding borrowings with various financial institutions and other lenders, which have been used to finance the acquisition and development of our inventory and to fund operations. Financial data related to our borrowing facilities is set forth below (dollars in thousands):

	As of
	December 31, 2008			December 31, 2009
			Carrying			Carrying
			Amount of			Amount of
		Interest	Pledged		Interest	Pledged
	Balance	Rate	Assets	Balance	Rate	Assets
The GMAC AD&C Facility	$99,776	4.94%	$149,814	$87,415	4.73%	$145,031
The GMAC Communities Facility	59,372	4.25%	126,293	38,479	10.00%	117,872
Wachovia Notes Payable	30,347	2.44 — 2.79%	46,542	24,497	2.23 — 2.58%	44,686
Wachovia Line-of-Credit	9,949	2.19%	—	15,700	1.98%	—
Textron AD&C Facility	15,456	4.50 — 4.75%	24,887	12,757	4.50 — 4.75%	27,582
Fifth Third Bank Note Payable	3,400	3.44%	4,841	3,381	3.23%	4,841
Other	4,439	5.86 — 11.03%	5,249	3,552	4.25 — 12.50%	3,851

Total	$222,739		$357,626	$185,781		$343,863

The table below sets forth the contractual minimum principal payments required on our lines-of-credit and notes payable and capital lease obligations for each of the five years and thereafter subsequent to December 31, 2009. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a homesite or VOI release basis for certain of the above obligations (in thousands):

2010	$73,071
2011	51,841
2012	50,838
2013	4,147
2014	688
Thereafter	5,196

Total	$185,781

The GMAC Communities Facility. We have an outstanding balance under a credit facility (the “GMAC Communities Facility”) historically used to finance our Bluegreen Communities real estate acquisitions and development activities. The GMAC Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects (the “Secured Projects”): Havenwood at Hunter’s Crossing (New Braunfels, Texas); The Bridges at Preston Crossings (Grayson County, Texas); King Oaks (College Station, Texas); Vintage Oaks at the Vineyard (New Braunfels, Texas); and Sanctuary Cove at St. Andrews Sound (Waverly, Georgia). In addition, the GMAC Communities Facility is secured by certain of our golf courses: The Bridges at Preston Crossings (Grayson County, Texas) and Sanctuary Cove (Waverly, Georgia). The period during which we can add additional projects to the GMAC Communities Facility has expired.
On July 1, 2009, we amended this credit facility extending the maturity of the facility to December 31, 2012. In connection with the amendment, we repaid $10.0 million of the outstanding balance under the GMAC Communities Facility at closing, and agreed to make minimum quarterly cumulative payments commencing in January 2010 through the final maturity of December 31, 2012. Principal payments are effected through agreed-upon release prices as real estate collateralizing the GMAC Communities Facility is sold, subject to the minimum required amortization discussed above. The interest rate on the GMAC Communities Facility was increased to the prime rate plus 2%, subject to the following floors: (1) 10% until the balance of the loan has been reduced by a total of $25 million (inclusive of the $10 million principal pay down referred to above) from the closing date balance, (2) 8% until the balance of the loan is less than or equal to $20 million, and (3) 6% thereafter. In addition to the existing residential community projects and golf courses which already collateralized the GMAC Communities Facility, we pledged three of our other golf courses as additional collateral for the facility. We also agreed to pay certain fees and expenses in connection with the amendment, a portion of which was deferred until the maturity date and may be waived under certain circumstances.
In connection with the previously discussed sale of our golf courses at Carolina National (Southport, North Carolina), the Preserve at Jordan Lake (Chapel Hill, North Carolina), Brickshire (New Kent, Virginia), and Chapel Ridge (Pittsboro, NC) during December 2009, we repaid $7.1 million under this facility as a release payment for the sold courses which had been part of the collateral for the GMAC Communities Facility. During 2009, we repaid a total of $20.9 million under this facility.
The GMAC AD&C Facility. This facility was used to finance the acquisition and development of certain of our resorts and currently has three outstanding project loans. The maturity date for the project loan collateralized by our Bluegreen Club 36TM resort in Las Vegas, Nevada (the “Club 36 Loan”), is June 30, 2012 approximately $70.1 million was outstanding on this loan as of December 31, 2009. Maturity dates for two project loans related to our Fountains resort in Orlando, Florida (the “Fountains Loans”) are September 2010 and March 2011, with $10.6 million and $6.7 million, respectively, outstanding as of December 31, 2009. Principal payments are effected through agreed-upon release prices as timeshare interests in the resorts collateralizing the GMAC AD&C Facility are sold, subject to periodic minimum required amortization on the Club 36 Loan and the Fountains Loans. The facility bears interest at a rate equal to the 30-day LIBOR plus 4.50%. In addition, in July 2009 we pledged two of our existing undeveloped resort properties as additional collateral under the GMAC AD&C Facility. During 2009, we repaid $12.4 million of the outstanding balance under this facility. As of December 31, 2009, we had no availability under this facility.
Textron AD&C Facility. In April 2008, Bluegreen Vacations Unlimited, Inc. (“BVU”), our wholly-owned subsidiary, entered into a $75.0 million, revolving master acquisition, development and construction facility loan agreement (the “Textron AD&C Facility”) with Textron Financial Corporation (“Textron”). The Textron AD&C Facility has historically been used to facilitate the borrowing of funds for resort acquisition and development activities. We have guaranteed all sub-loans under the master agreement. Interest on the Textron AD&C Facility is equal to the prime rate plus 1.25% — 1.50% and is due monthly.
On October 28, 2009, we entered into an amendment to the Textron AD&C Facility and a sub-loan under the Facility used to fund the acquisition and development of our Odyssey Dells Resort (the “Odyssey Sub-Loan”). The amendment to the Odyssey Sub-Loan extended the final maturity of outstanding borrowings under the Odyssey Sub-Loan to December 31, 2011, and revised the periodic minimum required principal amortization. As amended, our next minimum required principal payment will be approximately $0.4 million in March 2010 with additional minimum required principal payments of $1.0 million per quarter thereafter through maturity. We will continue to pay Textron principal payments as we sell each timeshare interests that collateralize the Odyssey Sub-Loan, and these payments will count towards the minimum required principal payments. As of December 31, 2009, our outstanding borrowings under the Sub-Loan totaled approximately $7.0 million.
The Textron AD&C Facility originally had a facility limit of $75 million which represented the maximum amount of credit that Textron would extend for resort acquisition and development activities, subject to Textron’s further approval of sub-loans for specific projects. As of September 30, 2009, the remaining available credit under the Textron Facility was approximately $50.6 million. We had previously substantially completed our development activities on existing projects under the Textron AD&C Facility and BVU had no plans to acquire additional projects prior to the expiration of the Textron AD&C Facility’s project approval period in April 2010. Therefore, in exchange for the extended maturities on the Odyssey Sub-Loan, we agreed to amend the Textron Facility to terminate our remaining availability.
The maturity date of the other outstanding sub-loan under the Textron AD&C Facility, subject to minimum required amortization during the periods prior to maturity, is April 2013. Our outstanding balance on the sub-loan used to acquire our Atlantic Palace Resort in Atlantic City, New Jersey was $5.8 million as of December 31, 2009.
During 2009, we borrowed $3.8 million and repaid $6.5 million under this facility.
The Wachovia Notes Payable. As of December 31, 2009, we had approximately $24.5 million of outstanding debt to Wachovia Bank, N.A. (“Wachovia”) under various notes payable collateralized by certain of our timeshare resorts or sales offices (the “Wachovia Notes Payable”). We extended the maturity of a $10.5 million note payable to Wachovia collateralized by our Williamsburg resort to April 30, 2010 and the other Wachovia Notes Payable have maturities ranging from July 2010 through May 2021. We have a non-binding term sheet with Wachovia to consolidate and refinance the Wachovia Notes Payable, making the maturity 24 months after the closing of the extension. The term sheet also would consolidate and refinance the Wachovia Line-of-credit (See section below — Unsecured Credit Facility — Wachovia Line-of-Credit) which had a balance of $15.7 million as of December 31, 2009, and which is currently due on April 30 , 2010. The term sheet required that we make release principal payments as the VOIs which will collateralize the extended loan are sold, subject to a minimum monthly amortization. The extended loan would bear interest at the 3-month LIBOR + 6.87%. The term sheet contemplates us providing additional collateral for this facility and amending covenants, other terms and conditions. There are no assurances that the transactions contemplated by the term sheet will occur on these terms, if at all.
In February 2010, we made a required principal payment of $2.5 million related to one of the Wachovia Note Payable loans.
For the year ended December 31, 2009, we determined that we had failed to comply with an interest coverage ratio covenant contained in this note. In March 2010, we received a waiver of non-compliance for this covenant from Wachovia.
The Wachovia Line-of-Credit. We have an unsecured line-of-credit with Wachovia Bank, N.A. Amounts borrowed under the line bear interest at 30-day LIBOR plus 1.75% (1.98% at December 31, 2009). Interest is due monthly. The line-of-credit agreement contains certain covenants and conditions typical of arrangements of this type.

On July 30, 2009, we extended the maturity of this line-of-credit for 90 days to October 30, 2009 and paid $2.2 million reducing the outstanding balance under the line-of-credit to $15.7 million. In connection with the extension, we agreed to amend the line-of-credit to terminate any future availability. Subsequently, the maturity of this line-of-credit was extended to April 30, 2010, and we have a non-binding term sheet with Wachovia to refinance the outstanding balance of debt with Wachovia Bank, extending the maturities to occur over a 24-month period. Execution of the term sheet would consolidate all Wachovia Notes Payable and the Wachovia Line-of-Credit into one term loan, which bears interest at the 3-month LIBOR + 6.87%. The term sheet contemplates us providing additional collateral for this facility and amending covenants, other terms and conditions. There can be no assurances that such refinancing will be obtained on the terms contemplated in the term sheet, if at all, as this transaction is subject to further approval and certain conditions precedent.
During 2009, we borrowed $8.0 million under this line-of-credit for general corporate purposes. There is no further availability under the Wachovia Line-of-Credit. In March 2010, we made a required payment of $1.2 million relating to the Wachovia Line-of-Credit.
Fifth Third Bank Note Payable. In April 2008, we purchased a building in Myrtle Beach, South Carolina. The purchase price was $4.8 million, of which $3.4 million was financed by a note payable to Fifth Third Bank. The note payable allows for total borrowings of $7.1 million. The remaining $3.7 million was available to fund refurbishment of the building through October 2009. Interest is payable monthly through the earlier of the construction completion date or October 31, 2009, and bears interest at a rate equal to the one-month LIBOR plus 3.00%. Interest and principal payments are currently made monthly until maturity. The note payable matures in April 2023.
9. Junior Subordinated Debentures
We have formed statutory business trusts (collectively, the “Trusts”), each of which issued trust preferred securities and invested the proceeds thereof in our junior subordinated debentures. The Trusts are variable interest entities in which we are not the primary beneficiary as defined by ASC 810. Accordingly, we do not consolidate the operations of the Trusts; instead, the Trusts are accounted for under the equity method of accounting. In each of these transactions, the applicable Trust issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933. The applicable Trust then used the proceeds from issuing the trust preferred securities to purchase an identical amount of junior subordinated debentures from us. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at the Company’s option at any time after five years from the issue date or sooner following certain specified events. In addition, we made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by us, and those proceeds were also used to purchase an identical amount of junior subordinated debentures from us. The terms of each Trust’s common securities are nearly identical to the trust preferred securities.

We had the following junior subordinated debentures outstanding at December 31, 2008 and 2009 (dollars in thousands):

	Outstanding
	Amount	Initial		Fixed	Variable	Beginning
	of Junior	Equity		Interest	Interest	Optional
	Subordinated	In Trust		Rate	Rate	Redemption	Maturity
Trust	Debentures	(3)	Issue Date	(1)	(2)	Date	Date
Bluegreen Statutory Trust I	$23,196	$696	3/15/05	9.160%	3-month LIBOR + 4.90%	3/30/10	3/30/35
Bluegreen Statutory Trust II	25,774	774	5/04/05	9.158%	3-month LIBOR + 4.85%	7/30/10	7/30/35
Bluegreen Statutory Trust III	10,310	310	5/10/05	9.193%	3-month LIBOR + 4.85%	7/30/10	7/30/35
Bluegreen Statutory Trust IV	15,464	464	4/24/06	10.130%	3-month LIBOR + 4.85%	6/30/11	6/30/36
Bluegreen Statutory Trust V	15,464	464	7/21/06	10.280%	3-month LIBOR + 4.85%	9/30/11	9/30/36
Bluegreen Statutory Trust VI	20,619	619	2/26/07	9.842%	3-month LIBOR + 4.80%	4/30/12	4/30/37

	$110,827	$3,327

(1)	Both the trust preferred securities and junior subordinated debentures bear interest at a fixed interest rate from the issue date through the beginning optional redemption date.

(2)	Both the trust preferred securities and junior subordinated debentures bear interest at a variable interest rate from the beginning optional redemption date through the maturity date.

(3)	Initial equity in trust is recorded as part of other assets in our consolidated balance sheets.
10. Fair Value of Financial Instruments
We used the following methods and assumptions in estimating the fair values of our financial instruments:
Cash and cash equivalents: The amounts reported in our consolidated balance sheets for cash and cash equivalents approximate fair value.
Contracts receivable: The amounts reported in our consolidated balance sheets for contracts receivable approximate fair value. Contracts receivable related to unclosed homesite sales are non-interest bearing and generally convert into cash or an interest-bearing mortgage note receivable within thirty to forty-five days.
Notes receivable: The fair values of our notes receivable are based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.
Retained interests in notes receivable sold: Our retained interests in VOI notes receivable sold are carried at fair value. See Note 4 for additional information on the methods and assumptions used to estimate the fair value of these financial instruments.
Lines-of-credit, notes payable, and receivable-backed notes payable: The amounts reported in our consolidated balance sheets approximate fair value for indebtedness that provides for variable interest rates.

Junior subordinated debentures: The fair values of our junior subordinated debentures were based on the discounted value of contractual cash flows at a market discount rate or market price quotes from the over-the-counter bond market.
The carrying amounts and estimated fair value of our financial instruments are as follows (in thousands):

	As of December 31, 2008		As of December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$81,775	$81,775	$94,399	$94,399
Contracts receivable, net	7,452	7,452	4,826	4,826
Notes receivable, net	340,644	340,644	309,307	279,208
Retained interests in notes receivable sold	113,577	113,577	78,313	78,313
Lines-of-credit, notes payable, and receivable-backed notes payable	471,856	471,856	428,609	428,609
Junior subordinated debentures	110,827	47,161	110,827	60,522
11. Common Stock and Stock Option Plans
Bluegreen Corporation Common Stock
At the Annual Meeting of our Shareholders held on November 4, 2009, our shareholders approved an amendment to Article 3 of our Restated Articles of Organization to increase the number of authorized shares of Common Stock from 90 million shares to 140 million shares. The amendment was previously approved and recommended for shareholder approval by our Board of Directors. The amendment had no impact on the relative rights, powers and limitations of the Common Stock, and holders of Common Stock do not have preemptive rights to acquire or subscribe for any of the additional shares of Common Stock authorized by the amendment.
Bluegreen Corporation 2008 Stock Incentive Plan
During 2008, the Board of Directors and shareholders approved our 2008 Stock Incentive Plan (referred to within this section as the “Plan”), which provides for the issuance of restricted stock awards and for the grant of options to purchase shares of our Common Stock. The Plan previously limited the total number of shares of Common Stock available for grant under the Plan to 4 million shares. Any shares subject to stock awards or option grants under the plan which expire or are terminated, forfeited, or canceled without having been exercised or vested in full, are available for further grant under the Plan.
At the Annual Meeting of our Shareholders held on November 4, 2009, our shareholders approved an amendment to the Plan to, among other things, increase the aggregate number of shares available for grant under the Plan to 10 million shares and give the committee administering the Plan the discretion to re-price previously granted stock options and/or substitute new awards for previously granted awards which have less favorable terms, including higher exercise prices. The amendment was previously approved and recommended for shareholder approval by our Board of Directors.
Shareholders’ Rights Plan
On July 27, 2006, the Board of Directors adopted rights agreement (the “Rights Agreement”) and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock. The Board of Directors authorized the adoption of the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group which acquires beneficial ownership of 10% or more of the Company’s outstanding common stock without the prior approval of the Board of Directors. Excluded from this rule is the Company, its subsidiaries, employee benefit plans or any of its subsidiaries and any entity holding common stock for or pursuant to the terms of any such employee benefit plan, as well as Woodbridge Holdings and its affiliates (including BFC Financial Corporation), successors and assigns.

Share-Based Compensation
Under our employee stock option plans, options can be granted with various vesting periods. Options granted to employees subsequent to December 31, 2002 vest 100% on the five-year anniversary of the date of grant. Our options are granted at exercise prices that either equal or exceed the quoted market price of our common stock at the respective dates of grant. All of our options expire ten years from the date of grant.
All options granted to non-employee directors subsequent to December 31, 2002 vested either immediately upon grant or on the five-year anniversary of the date of grant, subject to accelerated vesting pursuant to change in control provisions included in the terms of certain grants. All non-employee director stock options are nonqualified and expire ten years from the date of grant, subject to alternative expiration dates under certain circumstances.
The following table lists relevant information pertaining to our grants of stock options and restricted stock (in thousands):

	Stock Option Awards		Restricted Stock Awards
For the Year Ended		Grant Date Fair		Grant Date Fair
December 31, 2007	Quantity	Value	Quantity	Value
Directors	137	$761	17	$200
Employees	—	—	197	2,358

Total	137	$761	214	$2,558

	Stock Option Awards		Restricted Stock Awards
For the Year Ended		Grant Date Fair		Grant Date Fair
December 31, 2008	Quantity	Value	Quantity	Value
Directors	295	$937	184	$1,246
Employees	777	2,518	1,184	9,208

Total	1,072	$3,455	1,368	$10,454

	Stock Option Awards		Restricted Stock Awards
For the Year Ended		Grant Date Fair		Grant Date Fair
December 31, 2009	Quantity	Value	Quantity	Value
Directors	120	$221	92	$255
Employees	—	—	—	—

Total	120	$221	92	$255

Total stock-based compensation expense for non-employee directors and employees during the years ended December 31, 2007, 2008, and 2009 was $2.4 million, $4.4 million and $4.4 million, respectively. The following table sets forth certain information related to our unrecognized compensation for our stock-based awards as of December 31, 2009:

	Weighted Average
	Remaining	Unrecognized
As of December 31, 2009	Recognition Period	Compensation
	(in years)	(000’s)
Stock Option Awards	2.4	$4,261
Restricted Stock Awards	3.1	$8,050

Changes in our outstanding stock option plans are presented below (outstanding options and number of shares exercisable in thousands):

		Weighted
		Average
	Outstanding	Exercise Price	Number of Shares	Aggregate Intrinsic
	Options	Per Share	Exercisable	Value
Balance at December 31, 2007	1,938	$11.51	579	$1,922

Granted	1,072	$7.60
Forfeited	(241)	$13.51
Expired	(20)	$9.11
Exercised	(39)	$3.48

Balance at December 31, 2008	2,710	$9.91	871	$32

Granted	120	$2.75
Forfeited	(1)	$3.48
Expired	(34)	$7.35
Exercised	—	$—

Balance at December 31, 2009	2,795	$9.64	956	$7

During the years ended December 31, 2007, 2008, and 2009, the grant-date fair value of stock options that vested was approximately $616,000, $897,000 and $221,000, respectively. The aggregate intrinsic value of our stock options outstanding and exercisable was $32,000 and $7,300 as of December 31, 2008 and 2009, respectively. The total intrinsic value of our stock options exercised during the years ended December 31, 2007 and 2008 was $1.1 million, and $223,000, respectively. No stock options were exercised during 2009.
The weighted-average exercise prices and weighted-average remaining contractual lives of our outstanding stock options at December 31, 2009 (grouped by range of exercise prices) were:

			Weighted-		Weighted-
			Average	Weighted-	Average
	Number	Number of	Remaining	Average	Exercise Price
	of Options	Vested Options	Contractual Term	Exercise Price	(Vested Only)
	(In 000’s)	(In 000’s)	(In years)
$2.11 - $3.00	155	155	7.7	$2.63	$2.63
$3.01 - $4.52	378	378	2.8	$3.46	$3.46
$4.53 - $6.79	168	168	5.3	$5.92	$5.92
$6.80 - $10.20	965	—	5.7	$7.69	$—
$10.21 - $15.31	604	114	6.7	$11.94	$11.47
$15.32 - $18.36	525	141	5.6	$18.27	$18.04

	2,795	956	5.6	$9.64	$6.87

A summary of the status of the Company’s unvested restricted stock awards and activity during the years ended December 31, 2008 and 2009 are as follows:

		Weighted-Average
	Number	Grant-Date
Non-vested Restricted Shares	of Shares	Fair Value per Share
	(In 000’s)
Unvested at January 1, 2008	207	$11.98
Granted	1,368	7.64
Vested	(27)	8.20
Forfeited	(131)	9.01

Unvested at December 31, 2008	1,417	$8.14

Granted	92	2.75
Vested	(63)	4.04
Forfeited	(20)	10.14

Unvested at December 31, 2009	1,426	$7.94

12. Commitments and Contingencies
At December 31, 2009, the estimated cost to complete development work in subdivisions or resorts from which homesites or VOIs have been sold totaled $9.6 million. Development is estimated to be completed as follows: 2010 — $1.8 million; 2011 — $1.4 million; 2012 — $2.8 million; thereafter - $3.6 million.
In 2006, we entered into a separation agreement with our former CEO, George Donovan. Under the terms of this agreement, Mr. Donovan will be paid a total of $3.0 million over a seven year period in exchange for his services to be available on a when and if needed basis. We recorded an expense of $2.6 million in 2006, which represents the then present value of the seven year agreement. As of December 31, 2009, the remaining amount due to Mr. Donovan was $1.5 million, the present value of which is recorded as a liability on our consolidated balance sheet.
Rent expense for the years ended December 31, 2007, 2008, and 2009 totaled approximately $13.0 million, $14.7 million and $12.9 million, respectively. Lease commitments under these and our various other noncancelable operating leases for each of the five years subsequent to December 31, 2009 and thereafter are as follows (in thousands, inclusive of terminated leases as a result of our 2008 restructuring described below in Note 17):

2010	$11,747
2011	9,515
2012	7,661
2013	5,264
2014	4,961
Thereafter	30,987

Total future minimum lease payments	$70,135

In the ordinary course of our business, we become subject to claims or proceedings from time to time relating to the purchase, subdivision, sale or financing of real estate. Additionally, from time to time, we become involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. Unless otherwise described below, we believe that these claims are routine litigation incidental to our business. The following are matters that we are describing in more detail in accordance with the accounting rules surrounding the accounting for contingencies.
Bluegreen Resorts

Tennessee Tax Audit
In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $652,000 of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and have vigorously opposed, and intend to continue to vigorously oppose, such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference and no further action has to date been initiated by the State of Tennessee. While the timeshare industry has been successful in challenging the imposition of sales taxes on the use of accommodations by timeshare owners, there is no assurance that we will be successful in contesting the current assessment.
Kelly Fair Labor Standards Act Lawsuit
In Cause No. 08-cv-401-bbc, styled Steven Craig Kelly and Jack Clark, individually and on behalf of others similarly situated v. Bluegreen Corporation, in the United States District Court for the Western District of Wisconsin, two former sales representatives brought a lawsuit on July 28, 2008 in the Western District of Wisconsin on behalf of themselves and putative class members who are or were employed by us as sales associates and compensated on a commission-only basis. Plaintiffs alleged that we violated the Fair Labor Standards Act (“FLSA”) and that they and the collective class are or were covered, non-exempt employees under federal wage and hour laws, and were entitled to minimum wage and overtime pay consistent with the FLSA. On July 10, 2009, the parties settled the case and we agreed to pay approximately $1.5 million (including attorney’s fees and costs) without admitting any wrongdoing. As of December 31, 2009, the settlement was paid and the case dismissed.
Pennsylvania Attorney General Lawsuit
On October 28, 2008, in Cause No. 479 M.D. 2008, styled Commonwealth of Pennsylvania Acting by Attorney General Thomas W. Corbett, Jr. v. Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc., in the Commonwealth Court of Pennsylvania, the Commonwealth of Pennsylvania acting through its Attorney General filed a lawsuit against Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc. (a wholly owned subsidiary of Bluegreen Corporation) alleging violations of Pennsylvania’s Unfair Trade Practices and Consumer Protection Laws. The lawsuit alleges that we have used, or are using, sales and marketing methods or practices that are unlawful under Pennsylvania law and seeks a permanent injunction preventing us from using such methods and practices in the future. The lawsuit also seeks civil penalties against us and restitution on behalf of Pennsylvania consumers who may have suffered losses as a result of the alleged unlawful sales and marketing methods and practices. The lawsuit does not seek to permanently restrain us or any of our affiliates from doing business in the Commonwealth of Pennsylvania. The parties have reached settlement on this matter and on March 15, 2010 we signed a consent petition and forwarded it to the Attorney General’s office for counter-signature and filing with the appropriate court offices. As of December 31, 2009, we had accrued $225,000 in connection with anticipated payments to resolve this matter.
Destin, Florida Deposit Dispute Lawsuit
In Cause No. 2006-Ca-3374, styled Joseph M. Scheyd, Jr., P.A. vs. Bluegreen Vacations Unlimited, Inc.,; Hubert A. Laird; and MSB of Destin, Inc., in the Circuit Court of the First Judicial Circuit in and for Okaloosa County, Florida, the Plaintiff as escrow agent brought an interpleader action seeking a determination as to whether we, as purchaser, or Hubert A. Laird and MSB of Destin, Inc. as seller, were entitled to the $1.4 million escrow deposit being maintained with the escrow agent pursuant to a purchase and sale contract for real property located in Destin, Florida. Both we and the seller have brought cross-claims for breach of the underlying purchase and sale contract. The seller alleges we failed to perform under the terms of the purchase and sale contract and thus they are entitled to retain the escrow deposit. We maintain that our decision not to close on the purchase of the subject real property was proper under the purchase and sale contract and therefore we are entitled to a return of the full escrow deposit. The seller has amended its complaint to include a fraud count.
Bluegreen Communities

Mountain Lakes Mineral Rights
Bluegreen Southwest One, L.P., (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Cause No. 28006, styled Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions did not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The court further ruled that Southwest was the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into a new cause styled Cause No. 28769 Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al., in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the plaintiffs as an executive rights holder. As a result of this decision, no damages or attorneys’ fees are owed to the plaintiffs. On May 14, 2009, the plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Bluegreen. No information is available as to when the Texas Supreme Court will render a decision as to whether or not it will take the appeal.
Separately, one of the amenity lakes in the Mountain Lakes development did not reach the expected water level after construction was completed. Owners of homesites within the Mountain Lakes subdivision and the property owners Association of Mountain Lakes have asserted cross claims against Southwest and Bluegreen regarding such failure as part of the Lesley litigation described above as well as in Cause No. 067-223662-07, Property Owners Association of Mountain Lakes Ranch, Inc. v. Bluegreen Southwest One, L.P. et al., in the 67th Judicial District Court of Tarrant County, Texas. This case has been settled and the $3.4 million that was accrued related to this matter as of December 31, 2009 was paid in March of 2010. Additional claims may be pursued in the future by certain individual lot owners within the Mountain Lakes subdivision in connection with these matters, but it is not possible at this time to estimate the likelihood of loss or amount of potential exposure with respect to any such matters, including the likelihood that any such loss may exceed the amount accrued.
Catawba Falls Preserve Homeowner’s Association Demand Letter
By letter dated October 2, 2008, the Catawba Falls Preserve Homeowners Association demanded payment for (i) construction of pedestrian pathways and certain equestrian stables allegedly promised by us but never constructed, (ii) repairs to roads and culverts within the community, and (iii) landscaping improvements to the community’s gated entrance. The parties have reached tentative settlement of the matter but several details remain to be resolved before the matter will be concluded. As such, the parties have executed a tolling agreement which is effective until June 30, 2010. As of December 31, 2009, we have accrued approximately $340,000 covering cash payments and conveyance of two (2) vacant parcels within the community to the homeowners association. There is no assurance that this matter will be settled on the contemplated terms, or at all, or that the amounts which we may ultimately owe with respect to this matter will not be in excess of the amounts which we have accrued.
Marshall, et al. Lawsuit regarding Community Amenities
On September 14, 2009, in Cause No. 09-09-08763-CV, styled William Marshall and Patricia Marshall, et al. v Bluegreen Southwest One, L.P., Bluegreen Southwest Land, Inc., Bluegreen Corporation, Stephen Davis, and Bluegreen Communities of Texas, L.P., Plaintiffs brought suit against us alleging fraud, negligent misrepresentation, breach of contract, and negligence with regards to the Ridgelake Shores subdivision we developed in Montgomery County, Texas. More specifically, the Plaintiffs allege misrepresentation concerning the usability of the lakes within the community for fishing and sporting and the general level of quality at which the community would be developed and thereafter maintained. The lawsuit seeks material damages and the estimate cost to remediate the lake is $500,000. We intend to vigorously defend the lawsuit.

Schawrz, et al. Lawsuit regarding Community Amenities
On September 18, 2008, in Cause No. 2008-5U-CV-1358-WI, styled Paul A. Schwarz and Barbara S. Schwarz v. Bluegreen Communities of Georgia, LLC and Bluegreen Corporation, Plaintiffs brought suit against us alleging fraud and misrepresentation with regards to the construction of a marina at the Sanctuary Cove subdivision located in Camden County, Georgia. Plaintiff subsequently withdrew the fraud and misrepresentation counts and replaced them with a count alleging violation of racketeering laws, including mail fraud and wire fraud. On January 25, 2010, Plaintiffs filed a second complaint seeking approval to proceed with the lawsuit as a class action representing more than 100 persons who were harmed by the alleged racketeering activities in a similar manner as Plaintiffs. No decision has yet been made by the Court as to whether they will certify a class. We deny the allegations and intend to vigorously defend the lawsuit.
13. Income Taxes
Our provision (benefit) for (from) income taxes attributable to continuing operations consists of the following (in thousands):

	For the Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Federal:
Current	$5,130	$2,392	$(3,335)
Deferred	12,480	(1,671)	(474)

	17,610	721	(3,809)

State and Other:
Current	1,976	1,165	153
Deferred	(409)	(1,133)	1,016

	1,567	32	1,169

Total	$19,177	$753	$(2,640)

The reason for the difference between our provision (benefit) for income taxes and the amount that results from applying the federal statutory tax rate to income from continuing operations before provision (benefit) for income taxes are as follows (in thousands):

	For the Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Income tax expense at statutory rate	$17,961	$84	$369
Effect of state taxes, net of federal tax benefit	672	9	100
Effect of state rate changes on net deferred liabilities	—	(1,592)	1,395
Change in valuation allowance	—	1,251	(379)
Non-deductible items	347	1,016	(4,122)
Other	197	(15)	(3)

Total	$19,177	$753	$(2,640)

     Our deferred income taxes consist of the following components (in thousands):

	As of
	December 31,	December 31,
	2008	2009
Deferred federal and state tax liabilities (assets):
Installment sales treatment VOI of notes receivable	$263,122	$224,941
Deferred federal and state loss carryforwards/AMT credits (net of valuation allowance of $3.1 million and $3.2 million as of December 31, 2008 and 2009 , respectively)	(164,797)	(134,295)
Book over tax carrying value of retained interests in notes receivable sold	24,284	30,392
Book reserves for loan losses and inventory	(23,181)	(23,502)
Tax over book depreciation	4,436	391
Unrealized gains (losses) on retained interests in notes receivable sold (See Note 4)	1,995	(358)
Deferral of VOI sales under timeshare accounting rules	(94)	4,618
Deferral of rent	(2,284)	(2,202)
Restructuring	(1,810)	(665)
Accrued contingencies	(2,533)	(2,996)
Goodwill	(2,107)	(1,926)
Stock-based compensation	(2,788)	(4,175)
Other	(2,441)	(2,426)

Deferred income taxes	$91,802	$87,797

Total deferred federal and state tax liabilities	$293,837	$260,342
Total deferred federal and state tax assets	(202,035)	(172,545)

Deferred income taxes	$91,802	$87,797

As of December 31, 2009, related to continuing operations, we have federal net operating loss carryforwards of approximately $230 million, which expire beginning in 2022 through 2029, and alternative minimum tax credit carryforwards of approximately $35 million, which never expire. Additionally, as of December 31, 2009, we have state operating loss carryforwards of approximately $535 million, which expire beginning in 2012 through 2029.
Internal Revenue Code Section 382 addresses limitations on the use of net operating loss carryforwards following a change in ownership, as defined in Section 382. We do not believe that any such ownership change occurred during 2008 or 2009. If our interpretation were found to be incorrect, there would be significant limitations placed on these carryforwards which would result in an increase in the Company’s tax liability and a reduction of its net income.
We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005.
We evaluate our tax positions based upon FASB ASC 740-10 (previously FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109), which clarifies the accounting for uncertainty in tax positions. Based on an evaluation of uncertain tax provisions, we are required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement. In accordance with our accounting policy, we recognize interest and penalties related to unrecognized taxes as a component of general and administrative expenses.

On May 1, 2009, we received a notice from the North Carolina Department of Revenue informing us of its proposal to assess us for taxes, interest, and penalties totaling approximately $0.5 million. These assessment notices relate to our corporate income tax returns for fiscal years 2004, 2005, and 2006. We are currently challenging this assessment.
As of December 31, 2009, we did not have any significant amounts accrued for interest and penalties and we had no significant amounts recorded for uncertain tax positions.
As discussed in Note 4, in our capacity as servicer of the 2002 Term Securitization, we exercised our servicer option which caused the full redemption of all classes of notes as of May 8, 2009. Since the ability to exercise this option became available to us earlier than originally anticipated, certain book and tax differences (temporary differences) totaling $4.6 million became permanent differences, resulting in a reduction to our income tax provision on the condensed consolidated statement of operations for the year ended December 31, 2009.
14. Employee Retirement Savings Plan and Other Employee Matters
Our Employee Retirement Plan is an Internal Revenue Code section 401(k) Retirement Savings Plan (the “Retirement Plan”). All U.S.-based employees at least 21 years of age with one year of employment with us and 1,000 work hours are eligible to participate in the Retirement Plan. During 2008, the Retirement Plan provided an annual employer discretionary matching contribution and a fixed-rate employer matching contribution equal to 100% of the first 3% of a participant’s contribution with an annual limit of $1,500 per participant. Subsequent to December 31, 2008, the fixed-rate employer matching contribution was amended and replaced with a discretionary match for the 2009 plan year. During the years ended December 31, 2007 and 2008, we recognized expenses for our contributions to the Retirement Plan of approximately $0.9 million and $1.3 million, respectively. We did not make any contributions in 2009.
Four of our employees in New Jersey are subject to the terms of collective bargaining agreements. These employees are located in New Jersey and comprise less than 1% of our total workforce.
15. Business Segments
We have two reportable business segments – Bluegreen Resorts and Bluegreen Communities. Bluegreen Resorts develops markets and sells VOIs in our resorts, through the Bluegreen Vacation Club, and provides resort management services to resort property owners associations. Bluegreen Communities acquires large tracts of real estate, which are subdivided, improved (in some cases to include a golf course on the property and other related amenities) and sold, typically on a retail basis as homesites. Our reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.
We evaluate the performance and allocate resources to each business segment based on its respective segment operating profit. Segment operating profit is operating profit prior to the allocation of corporate overhead, interest income, other income or expense items, interest expense, income taxes, and non-controlling interests. Inventory, notes receivable and fixed assets are the only assets that we evaluate on a segment basis — all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.
Required disclosures for our business segments are as follows, excluding the impact of discontinued operations (in thousands):

	Bluegreen		Bluegreen
	Resorts		Communities		Totals
For the year ended December 31, 2007:

Sales of real estate	$450,163	(1)	$129,217		$579,380
Other resort and communities operations revenue	53,624		6,083	(4)	59,707
Depreciation expense	8,356		659		9,015
Segment operating profit	62,890		23,452	(4)	86,342

	Bluegreen		Bluegreen
	Resorts		Communities		Totals
For the year ended December 31, 2008:

Sales of real estate	$428,010	(1)	$47,020		$475,030
Other resort and communities operations revenue	58,473		3,527	(4)	62,000
Depreciation expense	7,294		579		7,873
Segment operating profit (loss)	46,999	(2)	(3,574	)(3)(4)	43,425

	Bluegreen		Bluegreen
	Resorts		Communities		Totals
For the year ended December 31, 2009:

Sales of real estate	$201,755	(1)	$17,613		$219,368
Other resort and communities operations revenue	55,609		1,590	(4)	57,199
Depreciation expense	5,349		589		5,938
Segment operating profit (loss)	37,748		(21,099)	(3)(4)	16,649

(1)	For the years ended December 31, 2007 and 2008, includes approximately $39.4 million and $8.2 million, respectively, related to gains on the sales of VOI notes receivable through off-balance sheet transactions. There was no such gain during the year ended December 31, 2009.

(2)	Amount excludes $15.6 million related to the restructuring (discussed in Note 17, below) and $8.5 million related to the impairment of goodwill (discussed in Note 1 above).

(3)	Amount includes a charge of $5.2 million and $13.2 million related to the impairment of certain completed communities projects for the years ended December 31, 2008 and 2009, respectively. (See Note 5)

(4)	Amounts restated to exclude results from discontinued operations. For a detailed discussion related to discontinued operations see Note 16.

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of December 31, 2008
Notes receivable, net	$336,229	$4,415	$340,644
Inventory	342,779	160,490	503,269
Property and equipment, net	69,138	27,097	96,235

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of December 31, 2009
Notes receivable, net	$304,930	$4,377	$309,307
Inventory	370,470	145,447	515,917
Property and equipment, net	70,036	6,153	76,189
Reconciliations to Consolidated Amounts
Segment operating profit for our reportable segments reconciled to our consolidated income before non-controlling interests, provision (benefit) for (from) income taxes and discontinued operations are as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Segment operating profit from continuing operations for reportable segments	$86,342	$43,425	$16,649
Interest income	44,703	57,831	69,337
Other expense, net	(1,743)	(1,637)	(1,810)
Corporate general and administrative expenses	(45,997)	(47,279)	(39,517)
Interest expense	(24,272)	(20,888)	(36,132)
Restructuring charges	—	(15,617)	—
Goodwill impairment	—	(8,502)	—

Consolidated income before non-controlling interests, provision (benefit) for income taxes and discontinued operations	$59,033	$7,333	$8,527

Depreciation expense for our reportable segments reconciled to our consolidated depreciation expense is as follows, excluding the impact of discontinued operations (in thousands):

	Year Ended December 31,
	2007	2008	2009
Depreciation expense for reportable segments	$9,015	$7,873	$5,938
Depreciation expense for corporate fixed assets	4,418	4,331	4,846

Consolidated depreciation expense	$13,433	$12,204	$10,784

Assets for our reportable segments reconciled to our consolidated assets (in thousands):

	As of
	December 31,	December 31,
	2008	2009
Notes receivable for reportable segments, net	$340,644	$309,307
Inventory for reportable segments	503,269	515,917
Fixed assets for reportable segments	96,235	76,189
Assets not allocated to reportable segments	253,359	229,852

Total assets	$1,193,507	$1,131,265

Geographic Information
Sales of real estate by geographic area are as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
United States	$571,931	$467,500	$213,907
Aruba	7,449	7,530	5,461

Consolidated totals	$579,380	$475,030	$219,368

Total assets by geographic area are as follows (in thousands):

	As of December 31,
	2008	2009
United States	$1,183,176	$1,123,841
Aruba	10,331	7,424

Totals assets	$1,193,507	$1,131,265

16. Discontinued Operations
On December 30, 2009, we sold four of our golf courses located in North Carolina and Virginia for an aggregate purchase price of approximately $9.8 million. In connection with these sales, we recognized a pre-tax loss on disposal of approximately $10.5 million.

The Company has reported the results of golf operations for the years ended December 31, 2007, 2008, and 2009, and the $10.5 million loss on disposal, referenced above, as discontinued operations, which consist of the following (in thousands):

	During the year ended December 31,
	2007	2008	2009
Golf operations revenue	$7,704	$7,182	$6,244
Cost of operations	7,523	7,170	6,924

Income (loss) from discontinued operations before provision for income taxes	181	12	(680)

Loss on the disposal of golf courses	—	—	(10,544)
Provision (benefit) for income taxes	390	13	(3,957)

Loss from discontinued operations	$(209)	$(1)	$(7,267)

The following is a summary of assets and liabilities of discontinued operations from our golf division. The amounts presented below were derived from historical financial information and adjusted to exclude intercompany receivables and payables between the golf division and the Company (in thousands):

As of
December 31,
2008
Assets:
Cash	$107
Other assets	536
Property and Equipment, net	20,469

Total assets	$21,112

Liabilities:
Accounts payable	$60
Lease payable	66
Deferred revenue	107

Total liabilities	$233

17. Restructuring Charges
During the fourth quarter of 2008, we implemented strategic initiatives in the Resort Division in an attempt to significantly reduce sales, conserve cash, and conserve availability under our receivables credit facilities. Such initiatives included closing certain sales offices; significantly eliminating what we have identified as lower-efficiency marketing programs; reducing overhead, including eliminating a significant number of staff positions across a variety of areas at various locations; reducing our overall capital spending; limiting sales to borrowers who meet newly applied FICO® score-based underwriting standards; and increasing interest rates on new sales transactions for which we provide financing.
This restructuring involved incurring cost associated with lease termination obligations, the write down of certain fixed assets, and employee severance and benefits. The total charge associated with this restructuring is presented as a separate line item on our Consolidated Statements of Operations, and the remaining unpaid liability as of December 31, 2008 and 2009 is included as a component of accrued liabilities on our Consolidated Balance Sheets. Restructuring costs were accounted for in accordance with ASC 420. During 2008, pretax restructuring charges were $15.6 million.

Activity during the year ended December 31, 2008 related to the restructuring liability was as follows (in thousands):

		Cash Payments	Liability at
	Charges	made during	December 31,
	during 2008	2008	2008
Severance and benefit-related costs(1)	$5,608	$2,068	$3,540
Lease termination obligation(2)	4,766	687	4,079
Fixed Assets write-downs, net of proceeds (3)	3,760	—	—
Other	1,483	173	349

Total Restructuring	$15,617	$2,928	$7,968

Activity during the year ended December 31, 2009 related to the restructuring liability, as well as our remaining liability, was as follows (in thousands):

	Liability at	Charges and		Cash Payments	Liability at
	December 31,	Other		made during	December
	2008	Adjustments		2009	31, 2009
Severance and benefit-related costs(1)	$3,540	$594		$4,134	$—
Lease termination obligations(2)(4)	4,079	(556	)(5)	1,803	1,720
Other	349	(134)		215	—

Total Restructuring	$7,968	$(96)		$6,152	$1,720

(1)	Includes severance payments made to employees, payroll taxes and other benefit relates costs in connection with the terminations of approximately 2,200 employees.

(2)	Includes costs associated with non-cancelable property and equipment leases that we have ceased to use, as well as termination fees related to the cancellation of certain contractual lease obligations. Included in this amount are future minimum lease payments in excess of estimated sublease income, fees and expenses.

(3)	Includes write-downs of $1.6 million and $2.2 million for leasehold improvements and property and equipment, respectively, net of a nominal amount of cash proceeds from sales of certain assets.

(4)	Continuing lease obligations will be paid monthly through November 2012.

(5)	During 2009, we successfully terminated certain of our lease obligations, resulting in a reduction of liability of $724,000.
18. Related Party Transactions
During 2009, we worked with Woodbridge Holdings LLC (the wholly owned subsidiary of BFC which beneficially owns 52% of our outstanding common stock) to explore possible alternatives to obtain liquidity in the sale or financing of our receivables. Potential alternatives include, among others, Woodbridge forming a broker dealer to raise capital through private or public offerings. In connection with those efforts, we agreed to reimburse Woodbridge for certain expenses, including legal and professional fees. During 2009, we reimbursed or accrued approximately $3.2 million for such expenses. While we may continue to explore additional alternatives in the future, we do not believe that our previous efforts or the related expenditures are likely to result in future benefits. Accordingly, we expensed the $3.2 million, and this amount is reflected as other expense in our 2009 statement of operations.
During 2009, we also incurred approximately $0.6 million to Snapper Creek Equity Management, LLC, a subsidiary of BFC Financial, to perform a variety of management advisory services for the Company.

19. Quarterly Financial Information (Unaudited)
A summary of the quarterly financial information for the years ended December 31, 2008 and 2009 is presented below (in thousands, except for per share information):

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008
Sales of real estate	$111,256	$120,086	$146,907	$96,781
Gross profit	80,298	89,114	108,690	66,661
Income (loss) from continuing operations attributable to Bluegreen Corporation	1,378	3,483	6,809	(12,185	)(1)
Discontinued operations	18	(38)	12	7
Net income (loss)	2,234	4,765	9,943	(10,363	)(1)
Net income (loss) attributable to Bluegreen Corporation	$1,396	$3,445	$6,821	$(12,178	)(1)

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share:
Diluted earnings (loss) per share from continuing operations attributable to Bluegreen shareholders	$0.04	$0.11	$0.22	$(0.39)
Diluted loss per share for discontinued operations	—	—	—	—

Diluted earnings(loss) per share attributable to Bluegreen shareholders	$0.04	$0.11	$0.22	$(0.39)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009
Sales of real estate	$45,855	$56,555	$71,266	$45,692
Gross profit	33,750	34,416	42,745	16,565
Income (loss) from continuing operations attributable to Bluegreen Corporation	3,695	6,582	4,138	(10,720)
Discontinued operations	(142)	232	(205)	(7,152)
Net income (loss)	4,739	8,364	6,580	(15,783	)(2)
Net income (loss) attributable to Bluegreen Corporation	$3,553	$6,814	$3,933	$(17,872	)(2)

Income (loss) from continuing operations attributable to Bluegreen Corporation per common share:
Diluted earnings (loss) per share from continuing operations attributable to Bluegreen shareholders	$0.12	$0.21	$0.13	$(0.34)
Diluted loss per share for discontinued operations	(0.01)	0.01	—	(0.23)

Diluted earnings (loss) per share attributable to Bluegreen shareholders	$0.11	$0.22	$0.13	$(0.57)

(1)	Amount reflects a $15.6 million charge related to the previously discussed restructuring, $8.5 million of impairment charges for goodwill in our Resorts Division, and a charge of $5.2 million to adjust the carrying amount of inventory to fair value on certain of our Communities Division real estate developments.

(2)	Amount reflects a charge of $10.9 million to adjust the carrying amount of inventory to net realizable value on certain of our Communities Division real estate developments.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Bluegreen Corporation
We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests effective January 1, 2009. As discussed in Notes 1 and 4, in 2009 the Company changed the method by which it evaluates its retained interests in notes receivable sold for other-than-temporary impairment.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bluegreen Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Certified Public Accountants
West Palm Beach, Florida
March 31, 2010